Amount committed of $5,000,000 target

Invest in Virtuix:

Step Into Your Favorite Game

We're pioneering the next generation of gaming. Our omni-directional treadmills let players walk and run 360 degrees inside popular games and virtual worlds. With Omni Pro and Omni Arena, we've hosted over 3 million plays and generated $16M in revenue. Now we're launching our biggest innovation yet: Omni One, the first Omni designed for the home.

Become A Shareholder | Form C | Offering Memorandum



The Future of Gaming is Here

The Omni was featured in Ready Player One, a blockbuster movie about a future where people live in virtual worlds. Our groundbreaking VR technology makes it possible to physically move around in such virtual worlds.

Top Reasons to Invest in Virtuix

- $16M in revenue
- 300,000 registered players
- 4,000+ units sold to major brands like Dave & Buster's
- 20 patents

Raised over $35M from leading investors

Mark Cuban | SCOUT | [illegible]

A massive market opportunity

Rapidly scaling revenues

The market is demanding Omni One, and we're ready to scale. We already have a waitlist of 35,000 interested customers. Shipping just 3,000 Omni One units a month will generate $500M in annual revenue.



$195B market opportunity

- The gaming industry is projected to grow 2.5x by 2030, and no other company can offer our immersive experience.
- VR continues to gain mass market adoption. 20M Meta Quest headsets have been sold, with 6M Active Monthly Users.
- 200 VR games earned revenues of over $1M, and 40 earned over $10M.
- Apple recently joined the VR space with the announcement of their high-end "Vision Pro" headset, further expanding our market.



Notable Advisors & Investors

"I believe in the Virtuix team and product. Now is the time to bring the popular Omni gaming experience to the home."

MARK CUBAN, VIRTUIX INVESTOR

Omni One Is A Multi-Billion-Dollar Opportunity

Omni One is the first Omni optimized for the home. Our waitlist of 35,000 interested customers already represents $100 million in potential sales. But we're not stopping there. We aim to become the Peloton for gamers and bring Omni One to millions of homes around the world.

Become A Shareholder



Now's your chance to help us scale to meet this incredible demand before we release Omni One to the general public in Q2 2024.



"The Omni One is INSANE. This is technology destined to revolutionize the VR experience."

ZULUSHI, CONTENT CREATOR

- Full freedom of movement including crouching, strafing, kneeling, and jumping
- Compact (4-ft. diameter)
- Easy to assemble, fold up, and move around (no tools needed)
- Includes a standalone VR headset (currently shipping with Pico Neo 3 Pro)
- 30 top games available at launch developed by Virtuix and third-party studios
- Supports a PC connection to play PC-based games with SteamVR

How Omni One Generates Revenue

$2,595 + Shipping — Our customers get the complete Omni One system including VR headset at a price point comparable to a mid-range gaming PC or home fitness equipment.

$65/Month — Customers can also get Omni One through an affordable monthly payment plan, making it accessible to more potential players.

Dev Kit Option — We're offering just the treadmill to customers who have their own VR headset or who want to use it to develop their own applications for $1,595.

Omni Online — Omni Online lets players connect with friends, join events, and play together in online multiplayer games while generating recurring revenue for us.

We're Shipping Beta Units to Investors!

We're currently shipping Omni One beta units to our investor community. Our first customers are loving their experience with Omni One.



"Omni One is awesome. I'm super happy."

DALE WESTERN

"That was fun!"

JOHAN OOSTHUIZEN

"We love everything about it!"

MICHAEL AND DEBORAH JELEN

Investor Perks

Virtuix investors receive discounts on Omni One and are first in line to order a system ahead of the general public. We're releasing Omni One to the public in Q2 2024, but as an investor you can get a beta system in 2023 or a general release unit in Q1 2024.

Omni One $2,595 | Omni One Dev Kit $1,595

*Discounts can be applied to either system

Invest	Discount	Plus
$1,000+	20% discount ($520 value) — Get Omni One for $2,076 or Dev Kit for $1,276	1 Free Game (est. $40 Value)
$2,000+	25% discount ($650 value) — Get Omni One for $1,945 or Dev Kit for $1,196	2 Free Games (est. $80 value); 3 Free Months of Omni Online ($42 value)
$5,000+	30% discount ($780 value) — Get Omni One for $1,815 or Dev Kit for $1,116	3 free games (est. $120 value); 6 free months of Omni Online ($84 value)
$10,000+	40% discount ($1,040 value) — Get Omni One for $1,553 or Dev Kit for $955	5 free games (est. $200 value); 12 free months of Omni Online ($168 value)
$20,000+	100% discount — Free Omni One ($2,595 value) or Free Dev Kit ($1,595 Value)	5 free games (est. $200 value); 12 months of Omni Online ($168 value)
$50,000+	100% discount — Free Omni One ($2,595 value) or Free Dev Kit ($1,595 Value)	5 free games (est. $200 value); 12 months of Omni Online ($168 value)

See More

Become A Shareholder

Traction and Outlook

We've been successful in the commercial markets with Omni Pro and Omni Arena. Now we're bringing our popular gaming experience to the home. Omni One is a breakthrough product that sets us up for rapid revenue growth. We're only getting started.



omni pro — 4,000+ Units Shipped — Commercial version ruggedized for continuous, high-intensity use

omni arena — 70+ Systems Installed — Multiplayer esports attraction featuring 4 Omni Pro systems

omni one — Shipping Beta Units — Consumer version optimized for home use

2016	2019	2023
4,000+ Units shipped; $6M+ Revenue to date; 90%+ Gross margin	70+ Units shipped; $10M+ Revenue to date; 80%+ Gross margin	Shipping Beta Units; $1B+ Revenue potential; 50%+ Gross margin



Virtuix's share price and pre-money valuation
April 2014
May 2016
April 2019
October 2020
March 2023



Projected annual hardware revenues based on monthly units shipped
$35M
$70M
$105M
$180M
$400M

Proceeds from this funding round will be used to ramp up production of Omni One, with the goal of reaching profitability in Q1 2024. Our estimated break-even quantity of sales for Omni One is 600 units/month.

Viral Reach

Thanks to gaming influencers and streamers, we can reach Omni One's target audience at low cost.

YouTube streamers and influencers love making exciting videos with Omni



Elon Musk Tweets About Omni — 30 Million Views Across All Social Media

Markiplier (35 million subscribers) tests the very first Omni prototype — 2.7 million views

Pete Davidson plays Omni One in nationally televised smartwater commercial

Many of our Omni Pro YouTube videos have gone viral



Grand Theft Auto V — 3.2 Million views

Battlefield 4 — 3.1 million views

Team Fortress 2 — 1.9 million views

As Seen In

CNBC | FORTUNE | BUSINESS INSIDER | Forbes

The Omni adds a fantastic new layer of immersion to the virtual reality experience. Virtuix has set the bar very high with the Omni.

A Step Ahead of the Competition

	Kat VR	Infinadeck	Cyberith	omni one
Consumer Product	✓	✗	✗	✓
Complete System	✗	✗	✗	✓
Games Optimized for Motion	✗	✗	✗	✓
Access to Growth Capital	✗	✗	✗	✓
Infringes on Virtuix Patents	✓	✗	✓	-
Price	$1,500 (Without headset)	$60k	$10k	$2,595 (Including headset)
Home Country	China	U.S.	Austria	U.S.
Feedback	Clunky hardware and complex setup for enthusiasts only	Big and expensive design	Low volume sales, if any	High-End, Seamless Consumer Experience

Successful Team Taking VR To The Next Level

Management team and advisory board bring over 100 years of gaming and hardware industry experience at notable businesses including Activision, Dave & Buster's, and Guitar Hero.

JAN GOETGELUK — Founder & Chief Executive Officer

DAVID ALLAN — President & Chief Operating Officer

MIKE GRIFFITH — Game industry senior executive — Former CEO and Vice Chairman of Activision, one of the world's largest videogame publishers. Current Director of Dave & Buster's.

KAI HUANG — Creator of Guitar Hero

SAMWEI LI — Veteran hardware investor

Notable Investors

We're backed by some of the world's most prominent investors.

MARK CUBAN — Investor, Partner	HERO ENTERTAINMENT — Investor, Partner	LEYARD — Investor, Strategic
SCOUT VENTURES — Investor, VC	2020 VENTURES — Investor, VC	CAPITAL FACTORY — Investor, VC
MAVERON — Investor, VC	MSR CAPITAL — Investor, VC	SCENTAN VENTURES — Investor, VC
TEKTON VENTURES — Investor, VC	WALDEN WOODS HOLDINGS — Investor, VC	WTI — Investor, VC

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